UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

Mr. Jeffrey Blumberg Drinker Biddle & Reath LLP 191 North Wacker Drive, Suite 3700 Chicago, Illinois 60606 (312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	Page 2 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 494,424 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 494,424 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,424 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75689M101	Page 3 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 861,334 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 861,334 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 4 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,372,966 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,372,966 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 5 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,372,966 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,372,966 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 6 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 34,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 34,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 7 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KOVITZ INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 661,615 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,615 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 8 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MITCHELL A. KOVITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,775 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 661,615 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,615 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 9 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN A. SHAPIRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 575 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 661,615 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,615 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 10 of 21

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Schedule 13D” or “Statement”) amends and restates the initial Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 filed with the SEC on December 29, 2010 and Amendment No. 2 filed with the SEC on January 6, 2011 relating to the shares of common stock, $0.001 par value per share (the “Shares”) of Red Robin Gourmet Burgers, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 6312 S. Fiddler’s Green Circle, Suite 200N, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

This Schedule 13D is filed by the Oak Street Reporting Persons and the Kovitz Reporting Persons (each as defined below and collectively, the “Reporting Persons”).

(1)	Oak Street Reporting Persons.

(a), (b), (c) and (f).

The “Oak Street Reporting Persons” are Oak Street Capital SPV 1 LP (“Oak Street SPV”), Oak Street Capital Master Fund, Ltd. (“Oak Street Master”), Oak Street Capital Management, LLC (“Oak Street Management”), David Makula and Patrick Walsh.

Oak Street Management, a Delaware limited liability company, is the general partner of Oak Street SPV, a limited partnership organized under the laws of the State of Delaware. Mr. Makula is the sole member, sole manager and Chief Investment Officer of Oak Street Management. Set forth on Schedule A annexed hereto, is the name and present occupation or employment of the directors of Oak Street Master, a Cayman Island exempted company.

The principal business of Oak Street SPV and Oak Street Master is investing in securities. The principal business of Oak Street Management is serving as the investment manager of Oak Street SPV, Oak Street Capital and various other managed accounts (the “Oak Street Accounts”). Mr. Makula is the sole member, sole manager and Chief Investment Officer of Oak Street Capital Management. The principal occupation of Mr. Makula is serving as the sole manager and Chief Investment Officer of Oak Street Management. The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street Management. Mr. Makula and Mr. Walsh are citizens of the United States of America.

The business address of the Oak Street Reporting Persons is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

(d) and (e). During the last five years, none of the Oak Street Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)	Kovitz Reporting Persons.

(a), (b), (c) and (f).

The “Kovitz Reporting Persons” are Kovitz Investment Group, LLC (“Kovitz Investment Group”), Mr. Mitchell A. Kovitz and Mr. Jonathan A. Shapiro.

CUSIP No. 75689M101	Page 11 of 21

Kovitz Investment Group, a Delaware limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Kovitz is the Chief Executive Officer, Co-Chief Investment Officer and a member of Kovitz Investment Group. Mr. Shapiro is the Vice President, Co-Chief Investment Officer and a member of Kovitz Investment Group.

The principal business of Kovitz Investment Group is providing investment advisor and management services to various managed accounts (the “Kovitz Accounts”). The principal occupation of Mr. Kovitz is serving as the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group. The principal occupation of Mr. Shapiro is serving as the Vice President and Co-Chief Investment Officer of Kovitz Investment Group. Mr. Kovitz and Mr. Shapiro are citizens of the United States of America.

The business address of the Kovitz Reporting Persons is 115 S. LaSalle St. 27th Floor Chicago, IL 60603.

Set forth on Schedule A annexed hereto, is the name and present occupation or employment of each member of Kovitz Investment Group.

(d) and (e). During the last five years, none of the Kovitz Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

(1)	Oak Street Reporting Persons.

The Shares reported in this Schedule 13D as beneficially owned by the Oak Street Reporting Persons were acquired with funds of approximately $22,246,220 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Oak Street Reporting Person who beneficially owns such securities as well as Shares contributed by certain Kovitz Accounts to Oak Street SPV.

(2)	Kovitz Reporting Persons.

The Shares reported in this Schedule 13D as beneficially owned by the Kovitz Reporting Persons were acquired with funds of approximately $14,067,494 (including brokerage commissions). All such funds were provided from the funds of the Kovitz Accounts who beneficially own such securities.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in the ordinary course of business for investment purposes based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons continually review their respective investment in the Issuer and other entities in which they have invested. As part of that review, the Reporting Persons have determined that they may seek a more active role in influencing the Issuer’s affairs in order to protect and maximize the value of their investment. To that end, they may engage in discussions with the Issuer’s management and the Board of Directors of the Issuer (the “Board”) regarding alternatives means

CUSIP No. 75689M101	Page 12 of 21

to maximize stockholder value, may engage in dialogues with other stockholders and may seek representation on the Board of Directors of the Issuer. The Reporting Persons held several discussions before December 8, 2010 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the Oak Street Reporting Persons and the Kovitz Reporting Persons as a result of such discussions, and no group was formed under Section 13(d)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder, until December 8, 2010.

On January 24, 2011, Oak Street Management delivered a letter dated January 24, 2011 (the “January 24 Letter”) to the Chair of the Board, highlighting its significant concerns with the Issuer’s current business strategy and recommending, among other things, the removal of the poison pill, declassification of the Board, reduction of corporate overhead costs, and appointment of certain representatives of Oak Street Management to the Board. In the January 24 Letter, Oak Street Management outlined various measures to re-focus the Issuer’s business operations, such as a reduction of corporate overhead and the implementation of a temporary moratorium on new unit expansion until sales and profitability are restored at existing Issuer locations. Oak Street Management indicated that, in the event the Board does not adopt the recommendations of Oak Street Management set forth in the January 24 Letter, including the appointment of certain representatives of Oak Street Management to the Board, Oak Street Management will pursue representation on the Board. The foregoing description of the January 24 Letter is a summary only and is qualified in its entirety by reference to the press release announcing the delivery and setting forth the text of the January 24 Letter attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their respective investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling of Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4. The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

Item 5.	Interest in Securities of the Issuer.

As of January 21, 2011, the Reporting Persons may have been deemed to have beneficially owned collectively an aggregate 2,069,281 Shares, including 477,000 Shares underlying outstanding options, constituting approximately 13.3% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the Oak Street Reporting Persons and the Kovitz Reporting Persons, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of the Oak Street Reporting Persons and the Kovitz Reporting Persons disclaim any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

CUSIP No. 75689M101	Page 13 of 21

(1)	Oak Street Reporting Persons.

(a), (b) and (c). As of January 21, 2011, the Oak Street Reporting Persons beneficially owned collectively an aggregate 1,407,666 Shares, including 477,000 Shares underlying outstanding options, constituting approximately 9.0% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

As of January 21, 2011, Oak Street SPV beneficially owned 494,424 Shares, constituting approximately 3.2% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

As of January 21, 2011, Oak Street Master beneficially owned 861,334 Shares, including 450,000 Shares underlying outstanding options, constituting approximately 5.5% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

As of January 21, 2011, Oak Street Management indirectly beneficially owned 1,372,966 Shares, including (i) the 494,424 Shares beneficially owned by Oak Street SPV; (ii) the 861,334 Shares beneficially owned by Oak Street Master; and (iii) 17,208 Shares beneficially owned by the Oak Street Accounts, constituting approximately 8.8% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

As of January 21, 2011, Mr. Makula indirectly beneficially owned the 1,372,966 Shares beneficially owned by Oak Street Management, constituting approximately 8.8% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

As of January 21, 2011, Mr. Walsh beneficially owned 34,700 Shares, including 27,000 Shares underlying outstanding options, constituting approximately 0.2% of the Shares outstanding (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

Oak Street Management is the sole general partner of Oak Street SPV and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street SPV beneficially owns. Oak Street Management, as the sole general partner of Oak Street SPV, has the sole power to direct the voting and disposition of the Shares that Oak Street SPV beneficially owns. Mr. Makula is the sole member and sole manager of Oak Street Management and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street Management may be deemed to beneficially own.

Oak Street Management is the sole investment manager of Oak Street Master and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street Master beneficially owns. Oak Street Management, as the sole investment manager of Oak Street Master, has the sole power

CUSIP No. 75689M101	Page 14 of 21

to direct the voting and disposition of the Shares that Oak Street Master beneficially owns. Mr. Makula is the sole member and sole manager of Oak Street Management and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street Management may be deemed to beneficially own. Mr. Makula, as the sole member and sole manager of Oak Street Management, has the sole power to direct the disposition of the Shares that Oak Street Management may be deemed to beneficially own.

Oak Street Management is the sole investment manager of the Oak Street Accounts and, accordingly, may be deemed to be the indirect beneficial owner of the Shares held in the Oak Street Accounts, none of which beneficially own more than five percent of the outstanding Shares. Oak Street Management, as the sole investment manager of the Oak Street Accounts, has the sole power to direct the voting and disposition of the Shares held in the Oak Street Accounts. Mr. Makula is the sole member and sole manager of Oak Street Management and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street Management may be deemed to beneficially own. Mr. Makula, as the sole member and sole manager of Oak Street Management, has the sole power to direct the disposition of the Shares that Oak Street Management may be deemed to beneficially own.

Mr. Walsh has the sole voting and dispositive power only with respect to the Shares he directly owns.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Oak Street Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Oak Street Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,407,666 Shares, including 477,000 Shares underlying outstanding options, constituting approximately 9.0% of the outstanding Shares (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

The filing of this Schedule 13D and any future amendment by the Oak Street Reporting Persons, and the inclusion of information herein and therein with respect to Oak Street SPV, Oak Street Master, Oak Street Management and Messrs. Makula and Walsh, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of Oak Street SPV, Oak Street Master, Oak Street Management and Messrs. Makula and Walsh disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

All transactions in securities of the Issuer during the past 60 days by the Oak Street Reporting Persons have been previously reported on the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on December 10, 2010, as amended.

(d) and (e). Not Applicable.

(2)	Kovitz Reporting Persons.

(a), (b) and (c). As of January 21, 2011, the Kovitz Reporting Persons beneficially owned in the aggregate 661,615 Shares, constituting approximately 4.2% of the outstanding Shares (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

CUSIP No. 75689M101	Page 15 of 21

Kovitz Investment Group may be deemed to be the indirect beneficial owner of the Shares by virtue of its sole investment discretion over and the power to dispose or to direct the disposition of the Shares held in the Kovitz Accounts, none of which beneficially own more than five percent of the outstanding Shares. Kovitz Investment Group does not possess, by agreement or otherwise, the power to vote, or direct the voting of the Shares held in the Kovitz Accounts.

Mr. Kovitz is the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group, and accordingly, may be deemed to be the indirect beneficial owner of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Kovitz as the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group, has the shared power to direct the disposition of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Shapiro is the Vice President and Co-Chief Investment Officer of Kovitz Investment Group, and accordingly, may be deemed to be the indirect beneficial owner of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Shapiro as the Vice President and Co-Chief Investment Officer of Kovitz Investment Group, has the shared power to direct the disposition of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Kovitz and Mr. Shapiro also have voting power over certain Shares of the Issuer held in personal accounts, including certain trust accounts.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Kovitz Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Kovitz Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared dispositive power over) 661,615 Shares, constituting approximately 4.2% of the outstanding Shares (the percentage of Shares owned being based upon 15,595,799 Shares outstanding on November 3, 2010, as set forth in the Issuer’s Amendment No. 1 to Form 10-Q for the period ended October 3, 2010, filed with the SEC on November 9, 2010).

The filing of this Schedule 13D and any future amendment by the Kovitz Reporting Persons, and the inclusion of information herein and therein with respect to Kovitz Investment Group, Mr. Kovitz and Mr. Shapiro, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of Kovitz Investment Group, Mr. Kovitz and Mr. Shapiro disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Kovitz Reporting Persons that have not been previously reported on the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on December 10, 2010, as amended. Unless otherwise indicated, all of such transactions were effected in the open market.

(d). The Kovitz Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective Shares beneficially owned them.

(e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of December 10, 2010 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the SEC. The 13D Joint Filing

CUSIP No. 75689M101	Page 16 of 21

Agreement is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference in its entirety in this response to Item 6. Certain of the Kovitz Accounts have made an investment in Oak Street SPV.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following exhibit is filed as an exhibit hereto:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons dated December 10, 2010 (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock, $0.001 par value per share, of the Issuer filed December 10, 2010 by the Reporting Persons with the SEC)

Exhibit 99.1	Press Release, dated January 24, 2011, announcing the delivery by Oak Street Management, LLC of the January 24 Letter to the Issuer

CUSIP No. 75689M101	Page 17 of 21

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 24, 2011

OAK STREET CAPITAL SPV 1 LP

By:	Oak Street Capital Management, LLC,
its General Partner

By:	/s/ David Makula
David Makula, Manager

OAK STREET CAPITAL MASTER FUND, LTD

By:	Oak Street Capital Management, LLC,
its Investment Manager

By:	/s/ David Makula
David Makula, Manager

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula, Manager

/s/ David Makula
David Makula, Individually

/s/ Patrick Walsh
Patrick Walsh, Individually

CUSIP No. 75689M101	Page 18 of 21

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 24, 2011

KOVITZ INVESTMENT GROUP, LLC

By:	/s/ Mitchell A. Kovitz
Mitchell A. Kovitz, CEO

/s/ Mitchell A. Kovitz
Mitchell A. Kovitz, individually

/s/ Jonathan A. Shapiro
Jonathan A. Shapiro, individually

CUSIP No. 75689M101	Page 19 of 21

SCHEDULE A

Members of Kovitz Investment Group, LLC

Name	Principal Occupation	Principal Business Address	Citizenship

Mitchell A. Kovitz	See Item 2	See Item 2	See Item 2

Marc S. Brenner	President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Jonathan A. Shapiro	See Item 2	See Item 2	See Item 2

Bruce A. Weininger	Vice President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Harold Gianopulos, Jr.	Vice President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Directors of Oak Street Capital Master Fund, Ltd

Name	Principal Occupation	Principal Business Address	Citizenship

Ronan Guilfoyle	Manager of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	Ireland

Roger H. Hanson	Director of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	United Kingdom

David Makula	See Item 2	See Item 2	See Item 2

CUSIP No. 75689M101	Page 20 of 21

SCHEDULE B

KOVITZ INVESTMENT GROUP, LLC

COMMON STOCK

Securities Purchased / (Sold)	Price Per Share	Date of Purchase/Sale
450	$21.8994	1/6/2011
50	$22.5380	1/7/2011
100	$22.5400	1/7/2011
610	$22.5985	1/10/2011
500	$22.6072	1/10/2011
500	$22.5992	1/10/2011
1,500	$22.6300	1/10/2011
500	$22.6262	1/10/2011
640	$22.4899	1/11/2011
2,000	$22.4684	1/11/2011
500	$22.4492	1/11/2011
500	$22.4612	1/11/2011
500	$22.4392	1/11/2011
500	$22.3792	1/11/2011
500	$22.3992	1/11/2011
500	$22.4372	1/11/2011
1,000	$22.3094	1/11/2011
1,000	$22.3164	1/11/2011
500	$22.3088	1/11/2011
500	$22.4252	1/11/2011
580	$22.4942	1/11/2011
500	$22.4612	1/11/2011
250	$22.5281	1/11/2011
980	$22.4374	1/11/2011
425	$22.4494	1/11/2011
340	$21.8733	1/12/2011
920	$21.8491	1/12/2011
560	$22.0373	1/13/2011
500	$22.0352	1/13/2011
2,130	$22.0095	1/13/2011
1,500	$21.9899	1/13/2011
1,500	$21.9659	1/13/2011
130	$21.9181	1/14/2011
910	$21.5991	1/18/2011
400	$21.5981	1/18/2011
400	$21.5070	1/18/2011
100	$21.5100	1/18/2011
425	$21.3971	1/20/2011
170	$21.1581	1/21/2011
160	$21.1681	1/21/2011
185	$21.2381	1/21/2011

CUSIP No. 75689M101	Page 21 of 21

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons dated December 10, 2010 (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock, $0.001 par value per share, of the Issuer filed December 10, 2010 by the Reporting Persons with the SEC)

Exhibit 99.1	Press Release, dated January 24, 2011, announcing the delivery by Oak Street Management, LLC of the January 24 Letter to the Issuer